Exhibit 99.(h)(23)

AMENDMENT TO
SUB-ADMINISTRATION AGREEMENT

AMENDMENT made as of the 1st day of May, 2013, between Turner Investments, L.P. (effective January 1, 2012, Turner Investment Partners, Inc. changed its legal structure from a corporation organized in the Commonwealth of Pennsylvania to a limited partnership organized in the Commonwealth of Pennsylvania) (the “Client”) and Citi Fund Services Ohio, Inc. (the “Service Provider”), to that certain Sub-Administration Agreement, dated October 1, 2010, between Turner Investment Partners, Inc. and Service Provider (as amended and in effect on the date hereof, the “Agreement”).  All capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.

WHEREAS, pursuant to the Agreement Service Provider performs certain sub-administrative services for each series listed on Schedule 5 to the Agreement (individually referred to herein as a “Fund” and collectively as the “Funds”);

WHEREAS, Service Provider and the Client wish to change the terms of certain key performance indicators;

NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter contained and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Client and Service Provider hereby agree as follows:

1.                                      Rollover Period

For purposes of clarification, the Agreement will be automatically renewed for a one-year period upon the expiration of its initial 3 year term on October 1, 2013.

2.                                      Schedule 6.

Schedule 6 is deleted and replaced with the attached Schedule 6 to the Agreement, effective as of May 1, 2013.

3.                                      Representations and Warranties.

(a)                                 The Client represents (i) that it has full power and authority to enter into and perform this Amendment and (ii) that this Amendment has been presented to the Board of Trustees of the Funds (collectively, the “Board”) and, if required by law, approved by the Board.

(b)                                 Service Provider represents that it has full power and authority to enter into and perform this Amendment.

4.                                      Miscellaneous.

(a)                                 This Amendment supplements and amends the Agreement.  The provisions set forth in this Amendment supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein, including any conflicting provisions of the Agreement or any provisions of the Agreement that directly cover or indirectly bear upon matters covered under this Amendment.

(b)                                 Each reference to the Agreement in the Agreement (as it existed prior to this Amendment) and in every other agreement, contract or instrument to which the parties are bound, shall hereafter be construed as a reference to the Agreement as amended by this Amendment.  Except as provided in this Amendment, the provisions of the Agreement remain in full force and effect.  No amendment or modification to this Amendment shall be valid unless made in writing and executed by both parties hereto.

(c)                                  Paragraph headings in this Amendment are included for convenience only and are not to be used to construe or interpret this Amendment.

(d)                                 This Amendment may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed all as of the day and year first above written.

TURNER INVESTMENTS, L.P.

By:	/s/ Thomas R. Trala, Jr.
Name:	Thomas R. Trala, Jr.
Title:	Chief Financial and Operating Officer
Date:	May 21, 2013

CITI FUND SERVICES OHIO, INC.

By:	/s/ Robert Wallace
Name:	Robert Wallace
Title:	Vice President
Date:	5/30/13

Schedule 6 to Sub-Administration Agreement
Performance Standards

Capitalized terms not defined herein are shall have the meanings ascribed to them in the main body of this Agreement. In the case of a conflict between a term defined in this Schedule 6 and the main body of this Agreement, the term as defined in this Schedule 6 shall control in each instance such term is used in this Schedule 6.

Definitions

“calendar quarter” means a three-month period ending on March 31, June 30, September 30 or December 31.

Each month, beginning on the first day of the calendar month, Service Provider shall measure its service delivery to the Client with respect to each service level set forth below.  Within 15 Business Days after each month-end, Service Provider shall report to Client the actual service levels achieved, as measured below, and indicate whether Service Provider has failed to achieve any service level.  For each service level that Service Provider fails to attain, Client and/or the Funds shall receive a service credit as defined in each category.

Level 1

1.              NAV Accuracy

NAV Error that results in the reprocessing of shareholder activity

NAV Error	Service Credit

1st NAV Error during the twelve month period	$0
2nd NAV Error during the twelve month period	$10,000
3rd NAV Error and each subsequent during the twelve month period	$15,000

NAV Error that results in a loss to a Fund but does not require the reprocessing of shareholder activity

NAV Error	Service Credit

1st NAV Error during the twelve month period	$0
2nd NAV Error during the twelve month period	$5,000
3rd NAV Error and each subsequent during the twelve month period	$10,000

“NAV Error” means a Fund NAV that contains one or more errors in the calculation of net asset value, which error(s) arise out of an action or omission of the Service Provider and is greater than

$0.01 per share as set forth in the Turner Funds’ NAV Error Resolution Policy, a copy of which has been approved by the Board.

Notwithstanding the foregoing, each NAV Error is treated as an NAV Error only once (i.e., if an NAV Error lasts more than one business day before it is discovered, it is treated as one NAV Error).  In addition, no NAV Error resulting in a gain to the Fund shall be counted for purposes of this NAV Error Credit Section.

2.              Performance Fee Adjustment Quality

Service Provider will calculate and record performance fee adjustments correctly per the formula contained in the regulatory documents each month.  If Service Provider calculates the fee incorrectly, Service Provider will provide a service fee credit of $2,500 each month the fee is incorrect.

3.              Auditor’s Annual Report – Funds Annual Audit

If the auditor’s annual report contains a significant deficiency in the auditor’s sole opinion, as a result of something Service Provider failed to do or did incorrectly, Service Provider will provide a service fee credit of $10,000.  If the annual auditor’s report comments reach the level of a material weakness, Service Provider will provide a service fee credit of $20,000.

4.              Financial Statement Delivery

Service Provider will provide financial statements to shareholders on or before the statutory due date accurately and timely at a calculated rate of 100%.  If Service Provider fails to provide as a result of something it failed to do or did incorrectly, Service Provider will provide a service fee credit of $10,000.

5.              Form N-SAR/24f-2 Filing

Service Provider will prepare Form N-SAR and Form 24f-2 for each Fund on or before the statutory due date accurately and timely at a calculated rate of 100%.  If Service Provider fails to provide as a result of something it failed to do or did incorrectly, Service Provider will provide a service fee credit of $10,000.

6.              Form N-1A Filing

Service Provider will provide requested information for the Form N-1A filings accurately and timely at a calculated rate of 100%.  If Service Provider fails to provide as a result of something it failed to do or did incorrectly and in the sole opinion of the Fund’s Chief Compliance Officer it is deemed material, Service Provider will provide a service fee credit of $5,000.

Level 2

The following services will be measured and reported to the Client.

1.              NASDAQ Reporting – 2nd Session

Service Provider will transmit to NASDAQ 2nd session accurately and timely at a calculated rate of 97%.

2.              Daily Cash Availability

Service Provider will provide daily cash availability statements relating to each Fund to the Client each Business Day at or before 11 a.m. at a calculated rate of 95%.

3.              Compliance Breach Notification

Service Provider will notify the Client of alleged material compliance violations within one Business Day following the date on which Service Provider becomes aware of the alleged violation at a calculated rate of 100%.

4.              Corporate Action Processing

Service Provider will process all security corporate actions in a manner that takes into account the most readily available market data on the ex-dividend date at a calculated rate of 95%.

5.              Compensation of Board of Trustees

Service Provider will pay compensation to the Fund Board within 7 Business Days of receipt of approved receipts of a Board of Committee meeting or within 4 Business Days of receiving Client approval of the amount to pay each trustee, whichever comes later, at a calculated rate of 100%.

6.              Payment or Fund Expenses

Service Provider will pay all Fund authorized expenses not later than 30 days from its receipt provided that all necessary authorizations have been received for the requested payment.

Service Level Exceptions:

In determining the Service Provider’s conformance with the service levels set forth herein, the Service Provider shall be excused from its failure to achieve any service level if such failure is caused by any of the following: (i) the Service Provider does not receive, after proper and timely request, if applicable, proper and timely reporting from the Client, custodians, prime brokers, transfer agents, banks, pricing agents, investment manager and any outside agent whose information is integral to the Service Provider’s deliverables; (ii) the Service Provider does not receive, after timely request, timely approvals and confirmations from the Funds and the investment manager as required in connection with the performance standards; or (iii) performance within the stated service level is adversely affected by a change in the standards of a third party processing agent outside of the control of the Service Provider or upon the occurrence of one or more circumstances or events of force majeure or equipment failure, as described in Section 2(D) of the Agreement.

Service Provider shall not be deemed to have failed to achieve a service level to the extent that the Service Provider’s errors or delays are caused by any of the exceptions set forth above or other circumstances outside the reasonable control of the Service Provider, including, without limitation, any changes or updates not previously requested by the Funds during month-end processing.  Such events shall not be included in the total number of events for purposes of calculating the service level during any calendar quarter.